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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Insight Venture Capital Partners IV, L.P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

  680 Fifth Avenue
--------------------------------------------------------------------------------
                                    (Street)

  New York, NY  10019
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

  Exchange Applications, Inc. (EXAP)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

  July 2001

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

               August/2001
________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                               2.                   Code         ------------------------------- Owned at End   (D) or    Indirect
1.                             Transaction          (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security              Date                 ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                     (Month/Day/Year)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
SEC 1474(7-97)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)          Amount    ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------          or        Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-          Number    ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion             of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)      (D) cisable  Date     Title   Shares    5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

  Common Stock      (6)      4/16/01  A     V   1,164,628    Immed.   4/16/11  Common  1,164,628   (5)               D
  Warrants (right                                                              Stock
  to buy) (1) (5)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock      (6)      4/16/01  A     V   160,074      Immed.   4/16/11  Common  160,074     (5)               D
  Warrants (right                                                              Stock
  to buy) (2) (5)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock      (6)      4/16/01  A     V   184,363      Immed.   4/16/11  Common  184,363     (5)               D
  Warrants (right                                                              Stock
  to buy) (3) (5)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock      (6)      4/16/01  A     V   10,027       Immed.   4/16/11  Common  10,027      (5)               D
  Warrants (right                                                              Stock
  to buy) (4) (5)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock      (8)      6/01/01  A (7)     1,045,475    Immed.   6/01/11  Common  1,045,475   (7)               D
  Warrants (right                                                              Stock
  to buy) (1) (7)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock      (8)      6/01/01  A (7)     143,696      Immed.   6/01/11  Common  143,696     (7)               D
  Warrants (right                                                              Stock
  to buy) (2) (7)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock      (8)      6/01/01  A (7)     165,500      Immed.   6/01/11  Common  165,500     (7)               D
  Warrants (right                                                              Stock
  to buy) (3) (7)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock      (8)      6/01/01  A (7)     9,001        Immed.   6/01/11  Common  9,001       (7)               D
  Warrants (right                                                              Stock
  to buy) (4) (7)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  Series A          .74588   7/26/01  J (9)     3,327,845    Immed.   N/A      Common  3,327,845   N/A               D
  Convertible        (10)                                                      Stock
  Redeemable
  Preferred Stock
  (1) (9)
------------------------------------------------------------------------------------------------------------------------------------
  Series A          .74588   7/26/01  J (9)     457,399      Immed.   N/A      Common  457,399     N/A               D
  Convertible        (10)                                                      Stock
  Redeemable
  Preferred Stock
  (2) (9)
------------------------------------------------------------------------------------------------------------------------------------
  Series A          .74588   7/26/01  J (9)     526,804      Immed.   N/A      Common  526,804     N/A               D
  Convertible         (10)                                                     Stock
  Redeemable
  Preferred Stock
  (3) (9)
------------------------------------------------------------------------------------------------------------------------------------
  Series A          .74588   7/26/01  J (9)     28,650       Immed.   N/A      Common  28,650      N/A               D
  Convertible         (10)                                                     Stock
  Redeemable
  Preferred Stock
  (4) (9)
------------------------------------------------------------------------------------------------------------------------------------
  Senior Secured    .43447   7/26/01  P         22,248,912   Immed.   1/10/05  Common  22,248,912  (11)              D
  Convertible         (12)                                                     Stock
  Debentures (1)
  (11)
------------------------------------------------------------------------------------------------------------------------------------
  Senior Secured    .43447   7/26/01  P         3,058,025    Immed.   1/10/05  Common  3,058,025   (11)              D
  Convertible         (12)                                                     Stock
  Debentures (2)
  (11)
------------------------------------------------------------------------------------------------------------------------------------
  Senior Secured    .43447   7/26/01  P         3,522,041    Immed.   1/10/05  Common  3,522,041   (11)              D
  Convertible         (12)                                                     Stock
  Debentures
  (3) (11)
------------------------------------------------------------------------------------------------------------------------------------
  Senior Secured    .43447   7/26/01  P        191,545       Immed.   1/10/05  Common  191,545     (11)              D
  Convertible         (12)                                                     Stock
  Debentures (4)
  (11)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock      (13)     6/01/01  H (7)    308,960       N/A      N/A      Common  308,960     (13)              D
  Warrants (right                                                              Stock
  to buy) (1) (13)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock      (13)     6/01/01  H (7)     42,465       N/A      N/A      Common  42,465      (13)              D
  Warrants (right                                                              Stock
  to buy) (2) (13)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock      (13)     6/01/01  H (7)     48,909       N/A      N/A      Common  48,909      (13)              D
  Warrants (right                                                              Stock
  to buy) (3) (13)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  Common Stock      (13)     6/01/01  H (7)       2,660      N/A      N/A      Common  2,660       (13)              D
  Warrants (right                                                              Stock
  to buy) (4) (13)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

                                      INSIGHT VENTURE ASSOCIATES IV, LLC



13 August 2001                        By:  /s/ Deven Parekh
                                           -------------------------------------
                                           Name:  Deven Parekh
                                           Title:  Managing Partner
                                      ** Signature of Reporting Person

Explanation of Response:


         In accordance with Instruction 4(b)(v), this statement is being filed by Insight Venture Associates IV, LLC, ("Insight Venture") as the designated filer on behalf of each of the joint filers listed on the Joint Filer Information Schedule attached hereto (collectively, Insight IV, William Doyle, Scott Maxwell, Jeffrey Horing, Peter Sobiloff, Jerry Murdock, Deven Parekh and Roel Pieper (together with Insight Venture and Insight IV the "Reporting Persons")).

(1) The Securities reported herein as being acquired or disposed of are or were owned of record by Insight Venture Associates IV, L.P.

(2) The Securities reported herein as being acquired or disposed of are or were owned of record by Insight Venture Partners (Cayman) IV, L.P.

(3) The Securities reported herein as being acquired or disposed of are or were owned of record by Insight Venture Partners IV (Co-Investors) L.P.

(4) The Securities reported herein as being acquired or disposed of are or were owned of record by Insight Venture Partners IV (Fund B) L.P.

(5) On April 16, 2001, Insight IV provided to the Issuer a letter of undertaking which provides, among other things, that if the Issuer requires Additional Financing (as defined in the April Letter) to support its ongoing business operations, Insight IV will, under certain circumstances and subject to certain conditions, provide up to $13.5 million of additional financing to the Issuer (the "April Letter"). The April Warrant was issued in consideration of the April Letter. The additional Financing (as defined on the April Letter) will be available at any time from April 16, 2001 through the earlier of December 31, 2001 or the consummation of a Sale of the Corporation. On April 16, 2001, in consideration of the April Letter, the Issuer issued to Insight IV a warrant (the "April Warrant") to purchase the number of shares of Common Stock equal to the sum of (a) 818,182 and
         (b) the product of (i) 700,909 and (ii) a fraction (not to exceed 1), the numerator of which is the number of days elapsed since April 16, 2001, and the denominator of which is 262.

(6) The April Warrant is exercisable at any time after April 16, 2001 and on or prior to April 16, 2011. The exercise price for the April Warrant is the lowest market price for a share of Common Stock of the Issuer for the period from April 16, 2001 until the earlier of (a) the date of first exercise of the April Warrant and (b) the earliest of (i) December 31, 2001, (ii) the date that Insight IV's obligations, if any, with respect to the Additional Financing (as defined in the April Letter) terminate and (iii) the date of the consummation of a Sale of the Corporation (as defined in the Series A Preferred Stock Purchase Agreement, dated as of January 10, 2001, among the Insight IV and the Issuer).

(7) On February 20, 2001, the Issuer issued to the Insight IV a warrant to purchase up to 108,877 shares of the Issuer's Common Stock (the "February Warrant"). On March 28, 2001, the Issuer issued to Insight IV a warrant to purchase up to 294,118 shares of the Issuer's Common Stock (the "March Warrant"). On June 1, 2001, for a total consideration of $7,000,000.00 the Issuer issued to the Insight IV a $7.0 million principal amount 12% Bridge Promissory Note (the "June Note") and a warrant to purchase up to 1,363,672 shares of Common Stock (the "June Warrant"). In consideration for the June Warrant, Insight IV surrendered the February Warrant and the March Warrant and provided additional consideration to the Issuer. The February Warrant and the March Warrant have therefore, been cancelled.

(8) The June Warrant is exercisable at any time after June 1, 2001 and on or prior to June 1, 2011. The exercise price for the June Warrant is the lowest market price of Common Stock for the period commencing on February 20, 2001 and ending on the earlier of (i) each date of exercise of the June Warrant, or (ii) repayment in full of all of the obligations outstanding under the Convertible Debentures (as defined below).

(9) On January 10, 2001, the Issuer issued to Insight IV 5,325,645 shares of its Series A Preferred Stock, par value $.001 per share (the "Preferred Stock"), for an aggregate purchase price of $6,725,224.51, which aggregate purchase price represents a per share purchase price of $1.2628. Dividends on the Preferred Stock accrue daily and compound quarterly on the original purchase price of the Preferred Stock at an annual rate equal to 10%. Such dividends are added to the original purchase price of the Preferred Stock. Insight IV may at any time convert all or part of the Preferred Stock, and any accrued and unpaid dividends thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing (i) the stated amount of the Preferred Stock, plus any accrued and unpaid dividends thereon, by (ii) a conversion price of $1.2628 per share, as such price shall be adjusted from time to time (the "Conversion Price"). The shares reported herein represent only those shares acquired by Insight IV as a result of a decrease in the Conversion Price due to a triggering of the Preferred Stock's anti-dilution provisions (as described below).


(10) The issuance of each of the April Warrant, June Warrant, and the Convertible Debentures (as defined below) triggered the Preferred Stock's anti-dilution protection provisions, which provisions are contained in the Issuer's Certificate of Designation relating to the Preferred Stock. Because the exercise prices of the April Warrant and the June Warrant are not set, the exact effect the Issuance of the Warrants will have on the Preferred Stock's conversion price can not be determined at this time. However, assuming the lowest possible conversion price of the April 16 Warrant and the June 1 Warrant, the conversion price of the Preferred Stock would be adjusted to $.74588.

(11) On July 26, 2001, the Issuer and its wholly-owned subsidiary Exstatic Software, Inc., a Washington corporation ("Exstatic"), jointly issued to Insight IV (i) a $7,241,307.37 million principal amount 12% Senior Subordinated Convertible Debenture (the "Note Debenture") and (ii) a $5.0 million principal amount 12% Senior Subordinated Convertible Debenture (the "Wire Debenture", together with the Note Debenture, the "Convertible Debentures"). In consideration for the Debenture, Insight IV surrendered the June Note, and all accrued and unpaid interest thereon, and as a result thereof, the June note has been cancelled. On January 10, 2005 the Convertible Debentures become due and are payable in full by the Issuer in cash. As a result thereof, the Reporting Persons will, after January 10, 2005, no longer have the option of converting the Convertible Debentures into Common Stock.

(12) Interest accrues daily and compounds quarterly on both the Note Debenture and the Wire Debenture at an annual rate equal to 12% and is payable, at the Issuer's and Exstatic's option, in either cash or additional Convertible Debentures. Insight IV may convert at any time each Convertible Debenture, and any accrued and unpaid interest thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing (x) the sum of (1) the product of (A) the principal amount of such Convertible Debenture and (B) 103% plus (2) any accrued and unpaid interest thereon, by (y) .43447, as such price may be amended from time to time (the "Conversion Price").

(13) On February 20, 2001, the Issuer issued to Insight IV a $3.0 million principal amount 9% Bridge Promissory Note (the "February Note") the February Warrant for an aggregate purchase price of $3.0 million. On March 28, 2001, the Issuer issued to Insight IV a $1.5 million principal amount 10% Bridge Promissory Note (the "March Note") and the March Warrant for an aggregate purchase price of $1.5 million. The exercise price of the February Warrant was 2.7554. The exercise price for the March Warrant was $1.53. As set forth in note (7) above Insight IV surrendered the February Warrant and the March Warrant as part of the consideration for the June Warrant and the February Warrant and the March Warrant have, therefore, been cancelled.




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                             JOINT FILER INFORMATION


Name:                               InSight Ventures Partners IV, L.P. (f/k/a InSight
                                    Capital Partners, IV, L.P.)
Address:                            680 Fifth Avenue
                                    New York, NY 10022
Designated Filer:                   InSight Ventures Associates IV, LLC
Issuer & Ticker Symbol:             Exchange Applications, Inc. (EXAP)
Date of Event:                      August 10, 2001
Signature:                          /s/   Deven Parekh



Name:                               InSight Venture Partners (Cayman) IV, L.P. (f/k/a
                                    InSight Capital Partners (Cayman) IV, L.P.)
Address:                            680 Fifth Avenue
                                    New York, NY 10022
Designated Filer:                   InSight Ventures Associates IV, LLC
Issuer & Ticker Symbol:             Exchange Applications, Inc. (EXAP)
Date of Event:                      August 10, 2001
Signature:                          /s/   Deven Parekh



Name:                               InSight Venture Partners IV (Fund B), L.P.
                                    (f/k/a InSight Capital Partners IV (Fund B), L.P.
Address:                            680 Fifth Avenue
                                    New York, NY 10022
Designated Filer:                   InSight Ventures Associates IV, LLC
Issuer & Ticker Symbol:             Exchange Applications, Inc. (EXAP)
Date of Event:                      August 10, 2001
Signature:                          /s/   Deven Parekh



Name:                               InSight Venture Partners IV (Co-Investors), L.P.
                                    (f/k/a InSight Capital Partners IV (Co-Investors), L.P.
Address:                            680 Fifth Avenue
                                    New York, NY 10022
Designated Filer:                   InSight Ventures Associates IV, LLC
Issuer & Ticker Symbol:             Exchange Applications, Inc. (EXAP)
Date of Event:                      August 10, 2001
Signature:                          /s/   Deven Parekh

       REPORTING PERSONS' BENEFICIAL OWNERSHIP IN THE ISSUER'S SECURITIES

                               April 16  June 1 Warrants   Series A Preferred   Series A Preferred  Convertible   Ownership form of
                               Warrants                    (original shares)     (shares acquired   Debentures   Derivative Security
                                                                               after anti-dilution                  Direct (D) or
                                                                                  recalculation)                    Indirect (I)
InSight Venture Partners
  IV, L.P.                   1,164,628     1,045,475          4,082,966            3,327,844         22,248,912           (D)
InSight Venture Partners
  (Cayman) IV, L.P.            160,074       143,696            561,187              457,399          3,058,025           (D)
InSight Venture Partners IV
  (Fund B), L.P.               184,363       165,500            646,341              526,804          3,522,042           (D)
InSight Venture Partners IV     10,027        9,001              35,151               28,650           191,545            (D)
(Co-Investors), L.P.
Insight Venture Associates
  IV, LLC(1)                  1,519,091     1,363,672          5,325,645            4,340,697         29,020,523          (I)
William Doyle(2)              1,519,091     1,363,672          5,325,645            4,340,697         29,020,523          (I)
Scott Maxwell(2)              1,519,091     1,363,672          5,325,645            4,340,697         29,020,523          (I)
Jeffrey Horing(2)             1,519,091     1,363,672          5,325,645            4,340,697         29,020,523          (I)
Peter Sobiloff(2)             1,519,091     1,363,672          5,325,645            4,340,697         29,020,523          (I)


--------

(1) InSight Venture is the general partner of the Insight IV, and as such may be attributed beneficial ownership of the securities owned by Insight IV. InSight Venture disclaims beneficial ownership of any Securities owned by Insight IV, except to the extent of its pecuniary interest therein, if any.

(2) InSight Venture is managed by Managing Directors who are William Doyle, Scott Maxwell, Jeffrey Horing, Peter Sobiloff, Jerry Murdock, Deven Parekh and Roel Pieper (the "Managing Directors"). Each of the Managing Directors disclaims beneficial ownership of any Securities owned by Insight IV, except to the extent of their pecuniary interest therein, if any.

Jerry Murdock(2)              1,519,091     1,363,672          5,325,645            4,340,697         29,020,523          (I)
Deven Parekh(2)               1,519,091     1,363,672          5,325,645            4,340,697         29,020,523          (I)
Roel Pieper(2)                1,519,091     1,363,672          5,325,645            4,340,697         29,020,523          (I)